Exhibit 99.1

Claude Resources Inc. Announces Correction of Trading Symbol on the OTCQB

Trading Symbol
TSX - CRJ
OTCQB - CLGRF

SASKATOON, Nov. 1, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRF) announces a correction from its previously issued press release, "Claude Resources Inc. Shares Begin Trading on the OTCQB Under the Symbol "CLGRS". The correct symbol in which Claude common shares will be listed on the OTCQB Marketplace is "CLGRF".

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,000,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent of the Amisk Gold Property in northeastern Saskatchewan.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 11:45e 01-NOV-13